Mail Stop 3561

August 7, 2006

BY U.S. MAIL

Mr. John Bracey
President
101-1870 Parkinson Way
Kelowna, BC, V1Y 8C9
Canada

> **Re:** **Laurier International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 4, 2006**
> **File No. 333-100259**

Dear Mr. Bracey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

John Bracey
Laurier International, Inc.
August 7, 2006

Item 4.01 of Form 8-K

Changes in Registrant's Certifying Accountant

1. Please amend your Form 8-K to state whether during the registrant's two most recent
    fiscal years _and_ any subsequent interim period preceding such resignation, there were
    any disagreements with the former accountant on any matter of accounting principles or
    practices, financial statement disclosure or auditing scope or procedure, which
    disagreement(s), if not resolved to the satisfaction of the former accountant, would have
    caused it to make reference to the subject matter of the disagreement in connection with
    its report. See Item 304(a)(1)(iv) of Regulation S-K.

 Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the
company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

John Bracey
Laurier International, Inc.
August 7, 2006

<u>Closing</u>

      You may contact the undersigned below at (202) 551-3307, or in her absence, Robert Benton, Senior Staff Accountant, at (202) 551-3804, if you have questions regarding the above matters.

                            Sincerely,

                            Theresa A. Messinese
                            Staff Accountant